

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 29, 2010

David B. Bell
President and Chief Executive Officer
Intersil Corporation
1001 Murphy Ranch Road
Milpitas, CA 95035

> **Re:** **Intersil Corporation**
> **Form 10-K for the Year Ended January 1, 2010**
> **Filed March 2, 2010**
> **Form 10-Q for the Period Ended April 2, 2010**
> **File No. 000-29617**

Dear Mr. Bell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended January 1, 2010

Item 9A. Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 71

1.	We note your disclosure in the third paragraph under this heading that "Disclosure Controls were effective to provide reasonable assurance that…material information relating to Intersil and its consolidated subsidiaries is made known to management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared." Please revise your future filings, as applicable, to clarify, if true, that your officers have concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is "accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure." See Exchange Act Rule 13a-15(e).

Management Report on Internal Control over Financial Reporting, page 71

2.   Please revise your future filings, as applicable, to include a statement that the registered public accounting firm that audited the financial statements included in your report has issued an attestation report on your internal control over financial reporting. Refer to Item 308 of Regulation S-K.

Item 11. Executive Compensation, page 73

3.   We note your disclosure on page 14 of the proxy statement that the compensation committee receives advice from Radford and that Radford reports to the company's management team. In your future filings, as applicable, for each compensation consultant please state whether the compensation consultant was engaged directly by the compensation committee or any other person such as management and the material elements of the instructions or directions given to each such consultant with respect to the performance of their duties under the engagement. Refer to Item 407(e)(3)(iii) of Regulation S-K. Please also provide your investors with more insight into why you use two different compensation consultants and how the advice or recommendations of each compensation consultant factored into the determination of the forms and amounts of compensation awarded. Also, please tell us whether Radford provided you with non-compensation related services in an amount in excess of $120,000 during fiscal year 2009.

Form 10-Q for period ended April 2, 2010

Item 1. Financial Statements, page 3

Notes to Unaudited Condensed Consolidated Financial Statements, page 6

Note 16 – Subsequent Events, page 18

4.   We see that on April 27, 2010 you completed the acquisition of Techwell, Inc. We also see disclosures in a Form 8-K dated March 22, 2010 you indicated that net of Techwell's cash and equivalents, the transaction would value Techwell at approximately $370 million. Since the referenced purchase price exceeds 30% of your total assets at January 1, 2010, please tell us whether you have or plan to file audited historical and pro forma

financial statements of Techwell Inc. in a Form 8-K. Please also provide us with the significant subsidiary tests outlined at Rule 1-02(w) of Regulation S-X for the referenced acquisition. Refer to guidance at Item 9.01 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief

cc (via fax):   Tom Tokos, Esq. – General Counsel